UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Omnicell, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68213N 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 624,821

	6.	Shared Voting Power

	7.	Sole Dispositive Power 624,821

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,821

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,326

	6.	Shared Voting Power

	7.	Sole Dispositive Power 16,326

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,344

	6.	Shared Voting Power

	7.	Sole Dispositive Power 41,344

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,344

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 454,236*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 454,236*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 267,015 shares held in The Anderson Living Trust of which the reporting person is the trustee, 75,241 shares held by Anvest, L.P. of which the reporting person is the General Partner and 111,980 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 533,452*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 533,452*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 150,710 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 125,080 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 620,297*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 620,297*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,302,788

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 229,497 shares held in The Younger Living Trust of which the reporting person is a trustee, 203,411 shares held by a retirement trust for the benefit of the reporting person, 9,375 shares from an exercise of director’s option and 66,563 shares of director’s options vested as of 3/1/2006. The reporting person disclaims beneficial ownership of the trusts’ and the director’s option shares except as to the reporting person’s pecuniary interest in the trusts and the director’s options..

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 236,781*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 236,781*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,272

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 150,882 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 34,463 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,942*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 17,942*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,433

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 17,942 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,483

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 14,483

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 682,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,632*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 7,632*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,123

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 7,632 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,250*

	6.	Shared Voting Power 682,491**

	7.	Sole Dispositive Power 20,250*

	8.	Shared Dispositive Power 682,491**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 702,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*    Includes 20,250 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Omnicell, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1201 Charleston Road, Mountain View, CA 94043-1337

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68213N 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird and Sweet are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒ – See Exhibit A, Note 1.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2006
Date
Sutter Hill Ventures, A California Limited Partnership /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P. /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

EXHIBIT A TO SCHEDULE 13G - OMNICELL, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	624,821	Note 1			2.4%

Sutter Hill Entrepreneurs Fund (AI), L.P.	16,326	Note 1			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	41,344	Note 1			0.2%

David L. Anderson	454,236	Notes 1 & 3			1.7%
			1,136,727	Note 2	4.3%

G. Leonard Baker, Jr.	533,452	Notes 1 & 4			2.0%
			1,215,943	Note 2	4.6%

William H. Younger, Jr.	620,297	Notes 1 & 5			2.4%
			1,302,788	Note 2	4.9%

Tench Coxe	236,781	Notes 1 & 6			0.9%
			919,272	Note 2	3.5%

Gregory P. Sands	17,942	Notes 1 & 7			0.1%
			700,433	Note 2	2.7%

James C. Gaither	14,483	Note 1			0.1%
			696,974	Note 2	2.7%

James N. White	0	Note 1			0.0%
			682,491	Note 2	2.6%

Jeffrey W. Bird	7,632	Notes 1 & 8			0.0%
			690,123	Note 2	2.6%

David E. Sweet	20,250	Notes 1 & 9			0.1%
			702,741	Note 2	2.7%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Final filing for the reporting person.

Note 2:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 3:  Includes 267,015 shares held in The Anderson Living Trust of which the reporting person is the trustee, 75,241 shares held by Anvest, L.P. of which the reporting person is the General Partner and 111,980 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 4: Includes 150,710 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 125,080 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 5:  Includes 229,497 shares held in The Younger Living Trust of which the reporting person is a trustee, 203,411 shares held by a retirement trust for the benefit of the reporting person, 9,375 shares from an exercise of director’s option and 66,563 shares of director’s options vested as of 3/1/2006.  The reporting person disclaims beneficial ownership of the trusts’ and the director’s option shares except as to the reporting person’s pecuniary interest in the trusts and the director’s options.

Note 6:  Includes 150,882 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 34,463 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 7: Includes 17,942 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 8: Includes 7,632 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 9: Includes 20,250 shares held in a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.